

16004108

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E 12/30/15

DIVISION OF
CORPORATION FINANCE

February 23, 2016

Michael McGawn
Chipotle Mexican Grill, Inc.
mmcgawn@chipotle.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-23-16

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated December 30, 2015

Dear Mr. McGawn:

This is in response to your letter dated December 30, 2015 concerning the shareholder proposal submitted to Chipotle by Trillium Asset Management, LLC on behalf of Lindsay Brinton, and by the Calvert U.S. Large Cap Core Responsible Index Fund and the Calvert VP S&P 500 Index Portfolio. We also have received a letter on the proponents' behalf dated January 29, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 23, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated December 30, 2015

The proposal urges the board to adopt principles for minimum wage reform.

There appears to be some basis for your view that Chipotle may exclude the proposal under rule 14a-8(i)(7), as relating to Chipotle's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if Chipotle omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Chipotle relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 29, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Chipotle Mexican Grill, Inc. December 30, 2015 Request to Exclude Shareholder Proposal

Dear Sir/Madam:

This letter is submitted on behalf of Lindsay Brinton by Trillium Asset Management, LLC, and Calvert Investment Management, Inc. as the designated representatives in this matter (hereinafter referred to as "Proponents"), who are the beneficial owners of shares of common stock of Chipotle Mexican Grill, Inc. (hereinafter referred to as "Chipotle" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Chipotle, to respond to the letter dated December 30, 2015 sent to the Office of Chief Counsel by Chipotle, in which it contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Chipotle's 2016 proxy statement because the Company has not met its burden of proof of demonstrating the Proposal is (1) vague or (2) not focused on a significant policy issue confronting the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Chipotle's Corporate Compliance Counsel, Michael McGawn via e-mail at mmcgawn@chipotle.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying or ask TJX to take a position on any particular piece of legislation.
>
> **Supporting Statement**
>
> We believe principles for minimum wage reform should recognize:
>
> 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and
>
> 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

The Proposal is Focused on the Public Policy Debate over Minimum Wage Reform, not The Company's Internal Approach to Compensation.

We need to clarify at the outset of this discussion that this Proposal is clearly and unambiguously not focused on the Company's internal approach to compensation. It would appear that in an effort to get around this fact, the Company seems to be intentionally misreading the Proposal. The resolved clause and the material cited above make it clear that it is focused on the Company articulating its principles regarding the significant public policy debate over the minimum wage, not the Company's decision making process for how much to pay its employees.

As discussed below, there is little doubt that the minimum wage is a significant public policy issue that has been the subject of widespread public debate for years. In light of this fact, we believe that many companies, including Chipotle, cannot avoid getting caught up the intense public attention that is being shined on local, state and federal minimum wage laws. For this reason, it is our opinion that saying nothing about the policy debate is not an option for Chipotle. This is particularly true for a consumer facing company like Chipotle that must spend an enormous amount of time and money cultivating, protecting and maintaining its reputation. And given the evidence of a relationship between worker wages and economic growth for consumer facing companies, it is our belief that Chipotle, as a company, would benefit from adopting a set of principles that articulates its position on this significant policy issue.

While we clearly believe that the principles should recognize that a sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families and should include indexing; out of an abundance of caution and out of respect for the discretion that must be afforded to management, we have not asked the company to adopt any specific language. To do otherwise would risk being accused of trying to micro-manage the Company.

Our goal is to end the Company's silence on this significant public policy issue. Now is the time to address the widespread public debate one way or the other. To not do so may present reputational risks to the Company and potential financial consequences as economy wide wage stagnation can present significant challenges for a company's efforts to grow sales.

Minimum Wage Reform is an issue of Widespread Public Debate.

Local, state and national minimum wage policy is undoubtedly a significant policy issue that is subject to widespread public debate. Questions surrounding what public policy should be on the minimum wage have of course been debated nationally since the 1930s when the Fair Labor Standards Act of 1938 was introduced and passed.

Most recently, the issue has reasserted itself into the public consciousness through the "Fight for 15" movement which began in 2012 with a focus on Chipotle's industry, restaurants. http://articles.latimes.com/2012/nov/29/business/la-fi-mo-fast-food-strike-20121129. (See also, Fight for 15 Chicago document which repeatedly target's Chipotle - http://fightfor15chicago.org/wordpress/wp-content/uploads/2014/03/A-Case-for-15-Report.pdf) This campaign has mobilized tens of thousands of restaurant workers in hundreds of cities across the country attracting widespread public, media and business attention. http://www.newyorker.com/magazine/2014/09/15/dignity-4; http://fortune.com/2015/12/31/minimum-wage-hike/; and http://blogs.wsj.com/economics/2015/11/10/unions-push-to-establish-bloc-of-low-wage-voters/.

Over the past years since the "Fight for 15" began we have seen the public debate occur at all levels of public discourse including the following examples:

- 2012 Republican Presidential Nominee Mitt Romney recently stated "I think we're nuts not to raise the minimum wage. I think, as a party, to say we're trying to help the middle class of America and the poor and not raise the minimum wage sends exactly the wrong signal." https://www.washingtonpost.com/politics/republican-hopefuls-agree-the-key-to-the-white-house-is-working-class-whites/2016/01/12/fa8a16aa-b626-11e5-a76a-0b5145e8679a_story.html

- "Nearly two-thirds of mayors surveyed anonymously by Politico say that raising the minimum wage is something they would endorse. A third of them say they would heed the rallying cry of unions and progressives to push the wage as high as $15." http://www.politico.com/magazine/story/2016/01/mayors-survey-minimum-wage-213563#ixzz3yXtGWiAy

- "The final debate before the Iowa caucus is taking place in Charleston, SC at the Gaillard Center on Sunday night. Outside of the debate, hundreds of protesters claiming to be underpaid marched through downtown Charleston. The protesters held signs that read 'Come get our vote!' as they chanted 'I believe we will win.' The demonstrators included fast food, home care and child care workers, all pushing for $15 an hour minimum wage and union rights." http://wivb.com/2016/01/18/protestors-march-in-charleston-demanding-15-min-wage-union-rights-before-dem-debate/

- 2016 Presidential campaign ads are hitting on the issue: for example, "Hillary Clinton campaign airs ad in Iowa focused on wage gap." http://www.cbsnews.com/news/hillary-clinton-campaign-airs-ad-in-iowa-focused-on-wage-gap/

- "Idaho Democrats plan on proposing an increase to the state minimum wage during the 2016 legislative session. The plan would raise the minimum wage to $8.25 an hour for 2017, and then $9.25 by 2018. Democratic leaders say the goal is to make sure Idahoans who work full time at the minimum would not need to rely on government programs to survive." http://kboi2.com/news/local/people-cant-really-afford-to-live-idaho-lawmakers-fight-for-higher-minimum-wage

- "CEDAR RAPIDS — The Linn County Board of Supervisors plans to explore with its cities, businesses and residents the possibility of enacting a countywide minimum wage ordinance." http://www.thegazette.com/subject/news/government/linn-county-explores-minimum-wage-increase-20160113

- "Minimum Wage Set to Increase in New York" "The rising wages mark the latest chapter in a long-simmering political battle over worker pay in New York and across the country." http://www.wsj.com/articles/minimum-wages-set-to-increase-in-new-york-1451525763

- "In his State of the State speech yesterday, Governor Cuomo repeated his vow to phase in a $15-an-hour minimum wage across New York State by 2021. He said millions of low-wage workers are forced to choose between paying their rent or feeding their families." http://www.northcountrypublicradio.org/news/story/30687/20160114/in-speech-cuomo-renews-push-for-15-minimum-wage

- "OLYMPIA, Wash. -- Gov. Jay Inslee delivered his annual State of the State address Tuesday in which he outlined a bold agenda for 2016, including a big hike in the minimum wage for workers, and a big pay increase for teachers." http://q13fox.com/2016/01/12/inslees-state-of-the-state-address-raise-min-wage-to-13-50-and-pay-teachers-more/

- "Supporters of raising Washington state's minimum wage have filed a ballot measure that would incrementally raise the rate to $13.50 an hour over four years starting in 2017." http://www.king5.com/story/news/politics/state/2016/01/11/new-ballot-measure-introduced-raise-state-minimum-wage/78640874/

- "Minimum Wage Gets Shout-Out During Final State Of The Union" http://dailycaller.com/2016/01/12/minimum-wage-gets-shout-out-during-final-state-of-the-union/#ixzz3xihG8e36

- "AUGUSTA, ME — Frustrated by inaction at the state and federal levels, advocates for a higher minimum wage filed more than 75,000 petition signatures Thursday to put an initiative to voters aimed at raising the statewide minimum to $12 an hour by decade's end." http://www.pressherald.com/2016/01/14/coalition-claims-enough-signatures-for-maine-ballot-question-on-12-minimum-wage/

- "The Santa Monica City Council on Tuesday night approved a minimum wage ordinance that would put it in line with its neighbors in Los Angeles city and county. As in Los Angeles, the law, which still must come before the council for a second reading in two weeks, would raise the minimum wage at most businesses in the city to $15 by 2020." http://www.latimes.com/local/lanow/la-me-ln-santa-monica-minimum-wage-20160112-story.html

- "The story the Sicklerville single mother shared on Thursday morning was just one of three real-life examples highlighted by Congressman Donald Norcross (D-1 of Camden) on Thursday morning as he launched an ambitious legislative effort to raise the federal minimum wage to $15 an hour by 2023, an initiative he called the 'Fight for 15.'" http://www.nj.com/gloucester-county/index.ssf/2016/01/nj_congressman_launches_fight_to_raise_us_minimum.html

- "Along with the new year, the minimum wage rates in 14 states (Alaska, Arkansas, California, Colorado, Connecticut, Hawaii, Massachusetts, Michigan, Nebraska, New York, Rhode Island, South Dakota, Vermont and West Virginia) have increased. San Francisco, Seattle and Los Angeles plan to raise their minimum wage rates to $15 an hour in 2016. Although Democrats have tried raising the federal minimum wage to $12 and $15 an hour, it has remained at $7.25 since 2009. Twenty-nine states and the District of Columbia have minimum wages higher than the federal pay floor." http://www.natlawreview.com/article/new-year-rings-more-minimum-wage-increases#sthash.g9sbETtH.dpuf

- "Gov. Kate Brown is pushing a new, two-tiered system that would increases wages in Portland to $15.52 over the next six years, while other areas would have a minimum of $13.50. The state's current minimum wage is $9.25. If approved by state legislators, Oregon would join a growing list of states that are boosting minimum-wage paychecks. Thirteen states, including California, Nebraska and Vermont, are set to bolster their minimum wages in 2016." http://money.cnn.com/2016/01/15/news/economy/oregon-minimum-wage-hikes/

- On January 19, 2016, airline workers in Boston, New York City, Newark, Philadelphia, Chicago, Seattle, Fort Lauderdale and Portland, Oregon protested for $15 minimum wage. http://www.miamiherald.com/news/local/community/miami-dade/article55299245.html

- "TUSCALOOSA, Ala — Tuscaloosa residents spent Monday celebrating the life of Dr. Martin Luther King Junior and all he stood for. Hundreds of people gathered to honor him and raise awareness about an issue many face today, minimum wage. Many Tuscaloosa residents used the time to send a message to the city, they want to see an increase in minimum wage from $7.25 to $10.10 an hour." http://abc3340.com/news/local/minimum-wage-rally-in-tuscaloosa

- "A proposal to incrementally raise the minimum wage in Long Beach to $13 an hour by 2019 will be considered by the Long Beach City Council Tuesday night." http://losangeles.cbslocal.com/2016/01/19/long-beach-considers-proposal-to-raise-minimum-wage-to-13-by-2019/

- Reflecting the significance of the issue, The National Conference of State Legislatures have a portion of their website and work streams dedicated to the minimum wage debate. http://www.ncsl.org/research/labor-and-employment/state-minimum-wage-chart.aspx

- "Price hikes for wage increase did not hurt Chipotle sales" New York Post July 23, 2015 http://nypost.com/2015/07/23/price-hikes-for-wage-increase-did-not-hurt-chipotle-sales/

- "How feel-good companies are navigating the minimum-wage fray" CNBC May 21, 2014 http://www.cnbc.com/2014/05/21/how-feel-good-companies-are-navigating-the-minimum-wage-fray.html

- "Chipotle Responds To 14% Minimum Wage Increase With 14% Higher Prices" The Libertarian Republic July 13, 2015 http://thelibertarianrepublic.com/chipotle-responds-to-14-minimum-wage-increase-with-14-higher-prices/#ixzz3xj6wZboZ

- "Religious leaders urge minimum raise increase" The Des Moines Register January 19, 2016 http://www.desmoinesregister.com/story/opinion/columnists/iowa-view/2016/01/18/religious-leaders-urge-minimum-raise-increase/78965350/

- "Religious Leaders Call On Congress To Raise Minimum Wage" The Huffington Post April 30, 2014 http://www.huffingtonpost.com/2014/04/30/religious-faith-congress-minimum-wage_n_5240910.html

- "Some of Kansas City's religious leaders join minimum wage fight, will fast during protest" KSHB July 9, 2015 http://www.kshb.com/news/local-news/video-some-of-kansas-citys-religious-leaders-join-minimum-wage-fight-will-fast-during-protest

- "Labor and religious leaders lobby Albany lawmakers for minimum wage increase" New York Daily News November 25, 2014 http://www.nydailynews.com/blogs/dailypolitics/labor-religious-leaders-lobby-minimum-wage-hike-blog-entry-1.2023353

- "US Catholic leaders seek minimum wage hike to help workers cope with poverty" Christian Today August 3, 2015 http://www.christiantoday.com/article/us.catholic.leaders.seek.minimum.wage.hike.to.help.workers.cope.with.poverty/60852.htm

We have also seen polling indicate widespread public support for increasing the minimum wage. Just this month, a Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020." and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers." http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf

This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid nineties. http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. See also, http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0

For all of these reasons, we believe it is impossible for the Company to argue that minimum wage reform is not a significant policy issue which is subject to widespread public debate and beyond the day-to-day affairs of the Company.

The Proposal is consistent with the Staff's approach in *United Technologies*

In *United Technologies* (January 31, 2008), the proponents requested "the Board of Directors to adopt principles for comprehensive health care reform". Similar to Chipotle, United Technologies argued that the proposal was excludable under 14a-8(i)(7) because the "subject matter of the Proposal appears to involve the Company's health care coverage policies for its employees" and went on to argue that "The Staff has long recognized that proposals concerning health and other welfare benefits for a corporation's employees related to its ordinary business operations, and as consistently allowed omission under Rule 14a-8(i)(7) of such proposals."

In its response to United Technologies' no-action request, the proponents successfully argued "The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health." In the end, the Staff agreed with the proponents concluding that the proposal in *United Technologies* was focused outwardly on principles for health care reform and therefore not excludable.

The similarity of *United Technologies* with Chipotle's arguments and its opposition to the Proponent's Proposal are virtually identical. In both cases, the companies tried to take an externally focused proposal addressing a significant policy issue that was subject to widespread public debate and argue that it was focused on employee benefits and pay, respectively. But just as United Technologies failed to persuade the Staff, so must Chipotle's argument to exclude the Proposal fail. Not only is the wording and approach identical in both cases, but the subject matter as demonstrated above is clearly a significant public policy issue that transcends the day-to-day affairs of the Company.

Chipotle has failed to meet its burden of demonstrating that the Proposal is so inherently vague and indefinite as to be misleading

The Proposal urges the Board to adopt and publish principles for minimum wage reform by October and goes on to articulate what we believe those principles should be: 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

In doing so, the Proponents spell out the request clearly and succinctly thereby making it evident what is being requested of the board: publish principles for minimum wage reform. Similarly, the Proponents make it clear what they think the principles should be. However, the board is free to choose to adopt the language that the Proponents suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company.

As pointed out in *United Technologies*, the relevant standard to consider on a vagueness claim are Staff decisions on shareholder proposals requesting the adoption of human rights principles and standards. E.g. *McDonald's Corporation* (March 22, 2007); *Peabody Energy Corporation* (March 16, 2006); and *E.I. du Pont de Nemours and Company* (February 11, 2004). In those cases, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3) where the proposals urged adoption of company principles or standards for human rights. As in the Proponent's Proposal, those proposals presented clear requests for board action on significant social policy issue and they presented principles or standards upon which the companies might base their actions. See also, *Eli Lilly and Company* (January 21, 2016) – proposal which requested board review the company's guidelines for selecting countries / regions for its operations and issue a report identifying the company's criteria for investing in, operating in and withdrawing from high-risk regions found to be not too vague.

And as in *United Technologies*, the Company asks a series of questions in an effort to sow the seeds of confusion and doubt where there are none. From Chipotle's no-action request: "If the Shareholder Proposal were adopted, the Company's Board of Directors might, for example, privately adopt a resolution at a meeting of the Board laying out principles related to wage reform; would that be sufficient to satisfy the requirements of the proposal? Or would the proposal require a more formal and public expression of principles adopted by the Board - perhaps in the Company's Corporate Governance Guidelines, or in its Code of Ethics? And if such principles were adopted, would subsequent revisions to, or a retraction of, such principles violate the requirements of the Shareholder Proposal?" We find these questions to be disingenuous. Clearly the Proposal intends to have the principles be public, why else would it include the clause "to be published by October 2016." Precisely, where those principles are published is appropriately left up to the discretion of the Company.

Similarly, the Company complains that we have not defined "minimum wage" or "minimum wage reform". There is, however, no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague). Similarly, "minimum wage" and "minimum wage reform" are well understood terms, not only in the investor community, but amongst the general public as well.

As we stated earlier the Proponents spell out the request clearly and succinctly. The plain language of the Proposal makes it evident what is being requested of the board and they are free to choose to adopt the language that we suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company. They have the appropriate level of discretion to determine how best to implement the Proposal.

For these reasons, we respectfully urge the Staff to conclude that Chipotle has not met its burden to demonstrate that the Proposal is inherently vague and indefinite as to be misleading.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron
Senior Vice President

Appendix A

Principles for Minimum Wage Reform

RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

3. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

4. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[1]
Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".
There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

Chipotle, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had

---

[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[2]

An August 2015 Reuters report pointed out that Chipotle pays its leadership “more than a thousand times what they pay their typical worker, giving them [one of] the biggest internal pay gaps among S&P 500 companies.” In a 2014 analyst call, the company indicated that a minimum wage increase to $10 would impact the company, “but not too significant.”

[2] http://www.epi.org/minimum-wage-statement/



1401 WYNKOOP STREET, SUITE 500
DENVER, CO 80202

December 30, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Via e-mail to shareholderproposals@sec.gov

Re: Chipotle Mexican Grill, Inc.
Shareholder Proposal of Lindsay Brinton and Calvert Investment Management, Inc.

Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, its "2016 Proxy Materials") a shareholder proposal and statement in support thereof (the "Shareholder Proposal") received from Lindsay Brinton, and from Calvert Investment Management, Inc. as co-filers (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the date the Company plans to file its definitive 2016 Proxy Materials with the Commission, and have concurrently sent copies of this correspondence to the Proponents. Also included herewith as Exhibit A are copies of the Shareholder Proposal, along with the introductory letters from each of the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that a proponent of a shareholder proposal pursuant to Rule 14a-8 is required to send the subject company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in connection with such proposal. Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents or their respective representatives elect to submit additional correspondence with respect to the Shareholder Proposal to the Commission or the Staff, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k).

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.
>
> This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our views that the Shareholder Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Shareholder Proposal relates to the Company's ordinary business operations, and also pursuant to Rule 14a-8(i)(3) because the Shareholder Proposal is vague and indefinite.

DISCUSSION

A. The Shareholder Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Shareholder Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission identified two "central considerations" in connection with the ordinary business exclusion. One of these considerations is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The other consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (footnote omitted).

The Staff permits the exclusion under Rule 14a-8(i)(7) of shareholder proposals that concern "general employee compensation matters." Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"). The compensation of a company's general workforce is considered to be so fundamental to management's day-to-day operation of the company's business that it is not appropriate for shareholder oversight through the shareholder proposal process. *See, e.g., Alaska Air Group, Inc.* (Feb. 25, 2005) (granting relief under Rule 14a-8(i)(7) regarding a proposal seeking to establish an employee stock ownership plan for all employees). Historically the Staff has distinguished proposals that relate to general employee compensation matters from proposals that relate solely to the compensation of senior executives and directors, which the Staff has deemed to raise significant policy considerations and therefore to not be excludable in reliance on the ordinary business exclusion. *See* SLB 14A.

Although the "resolved" clause of the Shareholder Proposal is drafted in a generic way to appear to address a broad societal issue, the supporting statement makes clear that the Shareholder Proposal is intended to encourage the adoption of policies that will unavoidably relate to compensation matters that concern the Company's general employee population. For example, the supporting statement states that "Chipotle, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles." Further, the supporting statement states that "In a 2014 analyst call, the company indicated that a minimum wage increase to $10 would impact the company, 'but not too significant.'" These statements clearly illustrate that the Shareholder Proposal implicates general employee compensation matters within the Company.

By focusing on minimum wage principles, which would clearly impact how the Company compensates its employees, the Shareholder Proposal falls within a long line of no-action letters where the Staff has permitted the exclusion of shareholder proposals that relate to minimum wage and similar compensation policies affecting employees. *See, e.g., Wal-Mart Stores, Inc.* (March 15, 1999) (allowing exclusion of a proposal seeking a report on, among other things, policies to implement wage adjustments to ensure "adequate purchasing power" and a "sustainable living wage"); *McDonald's Corporation* (March 18, 2015) (allowing exclusion of a proposal seeking to urge the board of directors to "encourage" U.S. restaurants to pay a specified minimum wage, offsetting the increase with reduced franchise fees or higher retail prices); *Apple Inc.* (November 16, 2015) (allowing exclusion of a proposal seeking reform of the company's compensation committee in order to "adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality"). These letters illustrate the Staff's consistent and clear position that shareholder proposals pertaining to a company's policies and principles regarding the compensation of employees throughout the company's workforce, beyond the executive officer or director level, are excludable under Rule 14a-8(i)(7).

Moreover, in each of the instances above, the Staff concurred in the exclusion of the proposals notwithstanding that they could be characterized as extending beyond the topic of the subject companies' internal compensation decisions to cover broader social issues tangentially associated with broad-based compensation decisions. The concerns of the *Wal-Mart* proposal with "adequate purchasing power" and a "sustainable living wage," and of the *Apple* proposal with unemployment and wage inequality, did not sufficiently distance these proposals from ordinary business concerns to allow them to avoid exclusion under Rule 14a-8(i)(7).

The policies or actions sought by the aforementioned proposals implicate tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Indeed, the proposal in *McDonald's*, in suggesting methods of offsetting the increased costs associated with the higher wages being proposed, reflects just a handful of the elements of complexity associated with proposed shareholder actions pertaining to compensation determinations covering a significant portion of a company's employees. Those same policy considerations and complexities are at issue in the Shareholder Proposal. Accordingly, just as proposals seeking a report on policies to implement wage adjustments (as in *Wal-Mart*) or encouraging the adoption of new compensation principles (as in *Apple*) were excludable under Rule 14a-8(i)(7), so is the Shareholder Proposal.

It is also important to note that in prior circumstances, the Staff has taken the position that shareholder proposals that relate to social policy issues, but that focus on ordinary business matters may be excluded in reliance on Rule 14a-8(i)(7). *See, e.g., General Electric Co.* (January 10, 2005) (proposal requesting that the company's compensation committee "include social responsibility and environmental (as well as financial) criteria" in determining executive compensation excludable under Rule 14a-8(i)(7)). In the *General Electric* letter, the introductory recitals to the proposal focused on executive compensation, but the supporting statement discussed the alleged link between teen smoking and the depiction of smoking in movies. The Staff agreed with *General Electric* that the discussion in the supporting statement rendered the proposal excludable under Rule 14a-8(i)(7), noting that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Exelon Corp.* (March 10, 2005) ("There appears to be some basis for your view that *Exelon* may exclude the proposal under Rule 14a-8(i)(7), as relating to *Exelon's* ordinary business operations (i.e., general employee benefits). In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits."); *Apple, Inc.* (December 30, 2014) (proposal that urged the compensation committee to include a metric related to the effectiveness of the company's policies and procedures designed to promote adherence to laws and regulations among the metrics used to determine incentive compensation, excludable under Rule 14a-8(i)(7) where the Staff noted that "although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program"). Here, although the proposal is drafted to address minimum wage policy broadly, the thrust and focus of the proposal is clearly the adoption and impact of minimum wage policies at the Company.

Furthermore, the Staff's approach to similar proposals makes clear that decisions regarding the endorsement of broad social principles are just the type of complex matters as to which shareholders, as a group, would not be in a position to make an informed judgment, justifying exclusion under the framework laid out in the 1998 Release. *See, e.g. JPMorgan Chase & Co.* (February 18, 2015) (proposal requesting that the board adopt the policy principles described in the proposal guiding the company's participation in public policy, excludable as relating to ordinary business matters); *Goldman Sachs Group, Inc.* (February 13, 2015) (proposal requesting policy along the lines of the principles described in the proposal to guide the company's public policy advocacy regarding any laws or regulations relating to corporate governance and accountability, excludable as relating to ordinary business matters); *Yum! Brands, Inc.* (January 7, 2015) (proposal requesting adoption of anti-discrimination principles that protect employees' human right to engage, on their personal time, in legal activities relating to the political process, civic activities and public policy without retaliation in the workplace, excludable as relating to ordinary business matters); *CVS Caremark Corporation* (February 19, 2014) (proposal requesting that the board adopt the health care reform principles that are specified in the proposal, excludable as relating to ordinary business matters); *JPMorgan Chase & Co.* (March 7, 2013) (proposal requesting that the board "adopt public policy principles for national and international reforms to prevent illicit financial flows, especially financial flows through US institutions to terrorist organizations and other countries or entities operating against US national security interests," excludable as relating to ordinary business matters).

Therefore, consistent with the Staff's treatment of an extensive array of similar proposals, we have determined that the Shareholder Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. <u>The Shareholder Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Shareholder Proposal is vague and indefinite.</u>

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

Under this standard, the Staff has routinely permitted exclusion of proposals that fail to define key terms or otherwise fail to provide sufficient clarity or guidance to enable either the company or its shareholders to understand how the proposal would be implemented. In *General Electric Company* (Feb. 5, 2003), for example, the Staff allowed the exclusion of a proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees." The Staff in that instance concurred with exclusion on Rule 14a-8(i)(3) grounds because the proposal failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning the implementation of the proposal.

The Staff has also regularly allowed exclusion under Rule 14a-8(i)(3) where the meaning and application of key terms or standards under the proposal may be subject to differing interpretations, such that shareholders in voting on the proposal and the company in implementing it might be uncertain what the proposal calls for or reach different conclusions regarding the manner in which it should be implemented. Ambiguities in a proposal may render the proposal materially misleading, because "any action ultimately taken by the [c]ompany could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991) (allowing exclusion of a proposal requesting a prohibition on "any major shareholder . . . from compromising the ownership of the other stockholders," where the "meaning and application of terms and conditions in the proposal," including but not limited to "any major shareholder," "assets/interest" and "obtaining control," could be subject to differing interpretations). *See also, e.g. NYNEX Corporation* (Jan. 12, 1990) (allowing exclusion of a proposal relating to noninterference with the government policies of certain foreign nations because the undefined terms "interference" and "government policies" meant the proposal could be interpreted to require different restrictions, such as simply not violating foreign laws or, alternatively, not taking actions inconsistent with uncodified policies of foreign governments).

The Shareholder Proposal suffers from the same defects as those outlined above, insofar as it fails to define or clarify key terms and, as a result, is subject to multiple possible interpretations regarding the manner in which it should be implemented.

For instance, it is not clear what the Proponents intend to encourage by urging the Board to "adopt principles." If the Shareholder Proposal were adopted, the Company's Board of Directors might, for example, privately adopt a resolution at a meeting of the Board laying out principles related to wage reform; would that be sufficient to satisfy the requirements of the proposal? Or would the proposal require a more formal and public expression of principles adopted by the Board – perhaps in the Company's Corporate Governance Guidelines, or in its Code of Ethics? And if such principles were adopted, would subsequent revisions to, or a retraction of, such principles violate the requirements of the Shareholder Proposal?

Additionally, in failing to define "minimum wage" or "minimum wage reform," the Shareholder Proposal creates broad ambiguity about the scope of the principles it urges the Board to adopt. Is the proposal directed at a minimum wage rate, minimum weekly wages, or minimum annual wages? Should the principles relate only to a minimum wage rate below which no employee could be paid, or would there be multiple minimum wages accounting for, perhaps, employee seniority, performance, geographic location, and potentially myriad other factors? And does the proposal seek principles related only to markets in which the Company operates, or to additional markets about which the Company may have little or no knowledge? Or are the principles sought in the Shareholder Proposal intended to relate to the global economy as a whole? If the latter, is the Company's Board required to also "adopt principles" outlining how, precisely, a global minimum wage would be administered and enforced?

Furthermore, the Shareholder Proposal's supporting statement makes assertions about a "sustainable economy," a "minimum standard of living," the "health and general well-being of workers and their families," and numerous other considerations. All of these are equally undefined and indeterminate, and as a result leave tremendous uncertainty about what, precisely, the Shareholder Proposal is seeking to achieve.

These and other ambiguities in the Shareholder Proposal make it impossible to ascertain the intent of the Shareholder Proposal (other than, perhaps, to encourage changes to the Company's own compensation policies or practices for its general employee population – which, as explained above, renders the Shareholder Proposal excludable under Rule 14a-8(i)(7). As a result of the ambiguity of the Shareholder Proposal, there is considerable risk that shareholders will disagree about the meaning of and requirements imposed by the proposal, and accordingly, if the proposal were adopted, the Company and its Board of Directors would not know how to implement its provisions. Any attempted implementation of the Shareholder Proposal could have very different contours and consequences than shareholders envisioned in approving it, and therefore the proposal is so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, we believe that the Shareholder Proposal may be excluded from the Company's 2016 Proxy Materials under Rule 14a-8(i)(7) as well as Rule 14a-8(i)(3). Accordingly, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company omits the Shareholder Proposal from its 2016 Proxy Materials.

If the Staff has any questions with respect to the foregoing, please do not hesitate to call the undersigned at (303) 222-5978.

Sincerely,



CHIPOTLE MEXICAN GRILL, INC.

Michael McGawn
Corporate Compliance Counsel
(303) 222-5978

Cc: Jonas Kron, Trillium Asset Management, LLC (via e-mail to jkron@trilliuminvest.com)
Mike Lombardo, Calvert Investment Management, Inc. (via e-mail to mike.lombardo@calvert.com)

Exhibit A


TRILLIUM
ASSET MANAGEMENT

November 23, 2015

Chipotle Mexican Grill, Inc.
1401 Wynkoop Street
Suite 500
Denver, CO 80202
Att'n: Corporate Secretary

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2.2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Chipotle Mexican Grill, Inc. (Chipotle) on behalf of Lindsay Briton for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The Plymouth Congregational Church of Seattle supports this proposal and seeks to be a filer but has not held the shares for more than one year. Per Rule 14a-8, Ms. Briton holds more than $2,000 of Chipotle common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our clients will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Chipotle about the contents of our proposal.

We expect there will be at least one co-filer of this proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Principles for Minimum Wage Reform

RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[1]

Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

Chipotle, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[2]

An August 2015 Reuters report pointed out that Chipotle pays its leadership "more than a thousand times what they pay their typical worker, giving them [one of] the biggest internal pay gaps among S&P 500 companies." In a 2014 analyst call, the company indicated that a minimum wage increase to $10 would impact the company, "but not too significant."

---

[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/
[2] http://www.epi.org/minimum-wage-statement/



1217 Sixth Avenue, Seattle, WA 98101
206.622.4865
plymouthchurchseattle.org

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at Chipotle Mexican Grill, Inc. for inclusion in its 2016 proxy materials concerning economic inequality.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of Chipotle Mexican Grill, Inc. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Jon Palmason
Moderator
Plymouth Congregational Church of Seattle

11/11/2015
Date



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 23, 2015

Office of the Corporate Secretary
Chipotle Mexican Grill, Inc.
1401 Wynkoop Street
Suite 500
Denver, CO 80202

To Whom It May Concern:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 20, 2015, Calvert had over $12.5 billion in assets under management.

The Calvert U.S. Large Cap Core Responsible Index Fund (formerly Calvert Social Index Fund) and Calvert VP S&P 500 Index Portfolio (the "Funds") are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow). Furthermore, the Funds have held these securities continuously for at least one year, and the Funds intend to continue to own the requisite shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1943 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed urging the Chipotle Mexican Grill, Inc. Board to adopt principles for minimum wage reform, to be published by October 2016.

We understand that Trillium Asset Management is submitting an identical proposal. Calvert recognizes Trillium Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Trillium Asset Management has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Trillium Asset Management as it relates to the proposal. If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Mike Lombardo at (301) 961-4756, or contact him via email at mike.lombardo@calvert.com

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures: Resolution Text

Cc: Mike Lombardo, Senior Manager, Calvert Investment Management, Inc.

Principles for Minimum Wage Reform

RESOLVED: Chipotle Mexican Grill, Inc. shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[1]

Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

Chipotle, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[2]

An August 2015 Reuters report pointed out that Chipotle pays its leadership "more than a thousand times what they pay their typical worker, giving them [one of] the biggest internal pay gaps among S&P 500 companies." In a 2014 analyst call, the company indicated that a minimum wage increase to $10 would impact the company, "but not too significant."

---

[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

[2] http://www.epi.org/minimum-wage-statement/